Ald 8-17-2004

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UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMB
8-52473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Newmark Securities, Ltd.

OFFICIAL USE ON
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

202 S. Broadway
(No. and Street)

Tyler (City) Texas (State) 75702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone N

B. ACCOUNTANT IDENTIFICATION

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 7524 (Zip Co

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accoun must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Dial, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newmark Securities, Ltd., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Michael W. Flowers
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 12-30-2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEWMARK SECURITIES, LTD.
(A DEVELOPMENT STAGE COMPANY)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris
Bret M. Robertson
Jack W. Savage, Jr.
Jack D. Sprawls

INDEPENDENT AUDITOR'S REPORT

General Partner
Newmark Securities, Ltd.

We have audited the accompanying statement of financial condition of Newmark Securities, Ltd. (a development stage company), as of December 31, 2003, and the related statements of income (loss), changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the years ended December 31, 2003 and 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of income (loss), changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows of Newmark Securities, Ltd. for the period from inception (March 31, 2000) to December 31, 2001 were audited by other auditors whose report dated February 22, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newmark Securities, Ltd., as of December 31, 2003 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United Sates of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & CO., L.L.P.

Dallas, Texas
March 25, 2004

NEWMARK SECURITIES, LTD.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2003

ASSETS

Assets	
Cash	$ 16,085
Deposit with clearing broker/dealer	151,350
Other assets	6,964
Total Assets	$ 174,399

LIABILITIES & PARTNERS' CAPITAL

Liabilities	
Accounts payable	$ 8,252
Due to clearing broker/dealer	4,442
Subordinated liabilities	150,000
Total Liabilities	162,694
Partners' Capital	11,705
Total Liabilities and Partners' Capital	$ 174,399

The accompanying notes are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.
(A Development Stage Company)
Statements of Income (Loss)
For the Year Ended December 31, 2003
and for the Period from Inception (March 31, 2000) to December 31, 2003

	For the Year Ended December 31, 2003	For the Period From Inception (March 31, 2000) to December 31, 2003
Revenue		
Commissions income	$ 2,037	$ 11,969
Interest	251	567
Other	638	1,477
Total Revenue	2,926	14,013
Expenses		
Clearing charges	6,792	9,971
Occupancy and equipment costs	9,451	22,393
Data processing costs	28,731	170,074
Regulatory fees and expense	8,174	23,652
Other	4,130	58,906
Total Expenses	57,278	284,996
Net (Loss)	$ (54,352)	$ (270,983)

The accompanying notes are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.
(A Development Stage Company)
Statements of Changes in Partners' Capital
For the Period from Inception (March 31, 2000) to December 31, 2003

	General Partner	Limited Partner	Total
Inception, March 31, 2000	$ --	$ --	$ --
Capital contributions	232	232,456	232,688
Net loss	(217)	(216,414)	(216,631)
Balance, December 31, 2002	15	16,042	16,057
Capital contributions	50	49,950	50,000
Net loss	(48)	(54,304)	(54,352)
Balance, December 31, 2003	$ 17	$ 11,688	$ 11,705

The accompanying notes are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.
(A Development Stage Company)
Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the Period from Inception (March 31, 2000) to December 31, 2003

Inception, March 31, 2000	$ --
Additions	250,000
Retirements	--
Balance, December 31, 2002	250,000
Additions	--
Retirements	100,000
Balance, December 31, 2003	$ 150,000

The accompanying notes are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2003
and For the Period from Inception (March 31, 2000) to December 31, 2003

	For the Year Ended December 31, 2003	For the Period From Inception (March 31, 2000) to December 31, 2003
Cash flows from operating activities		
Net income (loss)	$ (54,352)	$ (270,983)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
(Increase) decrease in deposit with clearing broker/dealer	99,425	(151,350)
(Increase) decrease in other assets	390	(6,964)
Increase (decrease) in accounts payable	(2,973)	8,252
Increase in due to broker/dealer	4,442	4,442
Net cash provided (used) by operating activities	46,932	(416,603)
Cash flows from investing activities		
Net cash provided (used) by investing activities	--	--
Cash flows from financing activities		
Capital contributions	50,000	282,688
Proceeds from subordinated debt	--	250,000
Repayment of subordinated debt	(100,000)	(100,000)
Net cash provided (used) by financing activities	(50,000)	432,688
Net increase (decrease) in cash	(3,068)	$ 16,085
Cash at beginning of year	19,153	
Cash at end of year	$ 16,085	

The accompanying notes are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 2003

Note 1 - Summary of Significant Accounting Policies

Newmark Securities, Ltd. (the "Partnership") is a limited partnership formed July 6, 1999, under the laws of the State of Texas. Inception for financial reporting purposes is considered to be March 31, 2000, the day operations began.

The Partnership became effective as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) in early 2001. Rule 15c3-3(k)(2)(ii) provides that all the funds and securities belonging to the Partnership's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Partnership executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, located in Dallas, Texas, which carries the accounts and securities of the Partnership's customers.

The Partnership's general partner, Newmark Management, LLC owns .1%, and its limited partner, Newmark Companies, LLC, owns 99.9%. Income and loss are allocated to partners based on their percentage of ownership.

Securities Transactions

Securities transactions are reported on a settlement date basis. The amounts recorded for commission income approximates the amounts that would be recorded on a trade date basis.

Income Taxes

The Partnership's net income is passed through to the partners and reported on their federal income tax returns; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

Note 2 - Development Stage Operations

The Partnership is a development stage company since it has not commenced principal operations as of December 31, 2003. Activities during the development stage have been directed toward obtaining and maintaining its status as a registered broker/dealer in securities. During 2004, the Partnership notified the National Association of Securities Dealers of its intention to sell. Cumulative losses incurred during the development stage aggregated $264,238 at December 31, 2003.

Note 3 - Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer consists of funds required to be maintained for clearing activities.

Note 4 - Related Party Transactions

An affiliate provided office space for the Partnership for $500 per month under a month-to-month operating lease in 2003. Rent expense aggregated $6,000 in 2003 and $18,000 since inception. Another affiliate has also provided nominal general and administrative services since inception.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. No material inadequacies existed in the computation of the ratio of aggregate indebtedness to net capital. On December 31, 2003, the Partnership had net capital of approximately $151,714 and net capital requirements of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .08 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 6 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

Note 7 - Subordinated Debt

Subordinated debt is due to Hause International, bears no interest and matures September 30, 2005. Such debt has been approved by the National Association of Securities Dealers, Inc. as a satisfactory subordination qualifying for inclusion as net capital under the rules of the SEC.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2003

Schedule I

NEWMARK SECURITIES, LTD.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Computation of Net Capital

Total ownership equity qualified for net capital	$ 11,705
Liabilities subordinated to claims of general creditors	150,000
Total capital and allowable subordinated liabilities	161,705
Deductions and/or charges	
Non-allowable assets:	
Other assets	(6,964)
Net capital before haircuts on securities positions	154,741
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Money market mutual fund	(3,027)
Net capital	$ 151,714

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 8,252
Due to clearing broker/dealer	4,442
Total aggregate indebtedness	$ 12,694

Schedule I (continued)

NEWMARK SECURITIES, LTD.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 847
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 51,714
Excess net capital at 1000%	$ 150,445
Ratio: Aggregate indebtedness to net capital	0.08 to 1

Reconciliation with Partnership's Computation

This serves to reconcile differences in the computation of net capital under rule 15c3-1 from the Partnership's computation.

Net capital per Partnership's unaudited Focus II report	$ 158,458
Increase in accounts payable	(6,744)
Net capital per audited report	$ 151,714

Schedule II

NEWMARK SECURITIES, LTD.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm: Penson Financial Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Han
Bret M. Roberts
Jack W. Savage, .
Jack D. Spraw

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

General Partner
Newmark Securities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Newmark Securities, Ltd., (the "Partnership"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & CO., L.L.P.

Dallas, Texas
March 25, 2004